Exhibit 99.1

June 23, 2022

British Columbia Securities Commission (“Principal Regulator”)

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Re:	Skeena Resources Limited (the “Company”) - Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual general meeting of shareholders of the Company held on June 22, 2022 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting.

The Scrutineer’s report recorded that there were 76 shareholders represented in person or by proxy at the Meeting representing 40,155,970 common shares (each, a “Share”) (or approximately 58.44% of the issued and outstanding Shares).

1.	Determination of the Number of Directors

The number of directors of the Company was set at five by the shareholders of the Company. The resolution was approved by shareholders by a show of hands. The percentage of votes cast “for” or “against” from the vote are set forth below as follows:

Votes For	% For	Votes Against	% Against
37,696,472	99.97%	10,002	0.03%

2.	Election of Directors

The election of directors was conducted by a show of hands. Each of the five nominees in the Company’s management information circular dated May 19, 2022 were elected to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The percentage of votes cast “for” or “withheld” from the vote are set forth below opposite the name of each elected director based on proxies received.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Walter Coles Jr.	37,590,511	99.69%	115,963	0.31%
Craig Parry	22,133,387	58.70%	15,573,087	41.30%
Randy Reichert	37,685,947	99.95%	20,527	0.05%
Suki Gill	37,358,134	99.08%	348,340	0.92%
Greg Beard	25,097,262	66.56%	12,609,212	33.44%

3.	Appointment of Independent Auditor

KPMG LLP was appointed as independent auditor of the Company for the ensuing year, and the board of directors were authorized to fix the remuneration of the auditor. The resolution was approved by shareholders by a show of hands. The percentage of votes cast “for” or “withheld” from the vote are set forth below as follows:

Votes For	% For	Votes Withheld	% Withheld
40,116,913	99.90%	38,382	0.10%

Yours truly,

SKEENA RESOURCES LIMITED

Per:

“Robert Kiesman”

Robert Kiesman

Corporate Secretary